

TYME

2019 Report

Dear investors,

We had a strong end to 2019 and started 2020 strong as well. In February we signed our largest contract yet (Tonal.com) which is a $110K+ contract that will begin as soon as they go back into the office. This reinforces that we have an enterprise-level offering on the company side and now have the technology to help restauranteurs re-establish themselves to win (and for us to push our our first SaaS offering) creating a sustainable revenue flow on with our restaurant partners as well. All in all, we are in a good position as soon as businesses start to open back up (on our corporate food programs). For the next 4 weeks until that happens, we are heavily focused on our SaaS offering to restauranteurs to help empower them with the tools that they need to survive and start thriving again.

We need your help!

If you know of any restaurants that are in need of unique curbside and in-store pickup technologies, or companies that are in need of managed food programs -- please send them our way. We have a unique opportunity to come out of the COVID19 days stronger as a company as lots of our main competitors have trimmed operations and offerings. In addition, with our unique curbside and in-store pickup technology (tied into a unique geofencing algorithm) we are positioned well to help restaurants with the technology they need to adopt this new way of life easily. This also allows us to establish a new SaaS offering around this product and expand our revenue.

Sincerely,

Bobby Marhamat
Co-Founder & CEO

Marius Domokos
Co-Founder

Our Mission

We want to enable physical merchants to win against e-commerce while becoming the natural go-to transaction vehicle for consumers. By decreasing reliance on online shopping and the environmental impact of e-commerce, we can help local communities thrive by bringing back local shopping.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We signed many new customers and have found our ideal customer target profile
- We have developed unique capabilities into our platform (unique pickup technology using geofencing which are happy to launch now).
- We signed a partnership with Eden to promote our services to 1,000+ companies which starts next month

The Bad

- Covid19 hit and our traction and momentum softened temporarily
- We need more funding to get more aggressive on sales and marketing
- We need more funding to complete the integration with TeleNav

2019 At a Glance

January 1 to December 31



$182,115
Revenue



-$32,065
Net Loss


IOU!

$0
Short Term Debt



$127,630
Raised in 2019



$19,213
Cash on Hand

We ❤ Our 73 Investors

Thank You For Believing In Us

Marius Domokos
Anh Nguyen
Pota Bouvaire Johnson
Aryana Sabri
Saleh Ateah AGEELI
Joseph Quickle
Nikisa Rayej
Gloria Su
Dan Dermody
Matt McLellan
Jordan Hubbard
Demarley Holder
Crystal Cao
Martin Tarr
Shima Nabavi
Dawn Chapman
Rahim Mohammadali
Allison Moghaddasi
Alana HODO
Sara Sabri
Mikal Boyd
Eric Jonas
Meghan McClelland
Nathan Mayo
Lyle Notice
Babatunde Ajayi
Vanessa Green
Nandita Subramanian
Rob Miller
Iman Navi
Marc Alfieri
Augusto Belo
Sammy Kassem
Praveen Sridharan
Jeff Schulman
Leonard Helbig
Farrokh Nabavi
Zubin Shams Mowlavi
Shari Stern
Manijeh Assadi Marhamat
Charles Reinwald
Blair Reamy
Courtney Brown
Bobby Marhamat
James Peiser
Houman Alimirzaei
Nima Raissi
Paulo Arriola-Headley
Pierre Keeley
Daryoush Marhamat
Erfun Fard
Ahmad Al Qousi
Hussain Al-shorafa
Phillip Cox
Ritesh P Keskar
Farshad Alimirzaei
Omar Boukottaya
Augustus Manly
Josette Domokos
Ash Sobhani
Zach Reid
Sharon Leonard
Brad Nunez
Brian Belley
Suzette Kachmaryk
Shabnam Alimirzaei
Tarek Elfelah
Paul Varkey
Iman Haeri
Zied Ladhari
Mefarh Ahmed J ALKOB...
Nassim Marhamat
David Dahill

Thank You!

From the Tyme Team



Bobby Marhamat
Co-Founder & CEO



Marius Domokos
Co-Founder



Shervin Roohparvar
Advisor
Serial entrepreneur, restaurant mogul and star of TV show Shahs of Sunset on Bravo.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Marius Domokos	Attorney @ Wilson Sonsini Goodrich & Rosati	2017
Bobby Marhamat	Chief Revenue Officer @ Highfive Technologies, Inc.	2017

Officers

OFFICER	TITLE	JOINED
Marius Domokos	Director	2017
Bobby Marhamat	Director	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bobby Marhamat	5,000,000 Common Stock	50.0%
Marius Domokos	5,000,000 Common Stock	50.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

Bobby Marhamat and Marius Domokos, Directors and founders of the Company, have advanced almost $5,000 on behalf of the Company to cover certain expenses of the Company. These funds may be reimbursed by the Company in the future or may remain as an investment in the Company by the founders.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	15,000,000	10,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	None
Options:	2,000,000

Risks

We are in the process of applying for a patent. That patent application may not be accepted, and even if it is, our intellectual property may be compromised. We make a significant effort to protect our intellectual property rights. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our business secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, and the outcome of such litigation could have a negative impact on our competitive position.

The company has not yet authorized the preferred stock that investors in this SAFE may receive upon conversion.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. We face competition from other industry players who may be larger, better established in the market, and have more resources.

Marius Domokos is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's ability to increase the Company's user base and revenues will depend heavily on the Company's ability to innovate and to create successful new products and services. If products or services the Company introduces fail to engage users, the Company may fail to attract or retain new users and may not be able to generate additional revenue and the Company's business may be materially and adversely affected as a result.

The Company will have to adhere to complex laws and local regulations regarding operations, employing and hiring. It must also adhere to all international trade and tax requirements as a result.

If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund its expansion, promote its brand names as the Company desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

Investors will not see a return on the Company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, dividends will only be paid if and when declared by the Board.

Blockchain technology is still in its infancy and has not been proven in a large scale consumer space. A significant proportion of the Company's business model relies on factors in the blockchain space outside its control, including the following:

- Growing amount of users using blockchain technology,
- New and improved uses of blockchain technology to solve consumer problems,
- Public perception of blockchain technology,
- Unknown and future regulatory laws and restrictions surrounding blockchain technology.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's business model depends on a number of factors. There is no assurance that the Company's business model will be successful or that the Company will generate any particular level of revenues. The Company may be forced to change or abandon the Company's business model in order to find a product market fit and valuable revenue stream for its products and services.

The Company's is early stage, and cannot guarantee its future success. The current business model is not proven and the Company has not had any revenue yet. The Company will incur various costs as it develops its technology and positions itself for operations. As a result, the Company's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The Company may also issue additional Preferred Stock in the future with a liquidation preference and other rights that are equal or superior to those of the Investor, in which case the Investor's interests in the Company may be directly or indirectly impacted negatively.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when the Company engages in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for the Company's securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by the Company's board of directors . Among the factors the board of directors may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies believed to be comparable to the Company, estimates of the Company's business potential, the present state of the Company's development and other factors deemed relevant. In the future, we will perform valuations of the Company's stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which the Company sells other securities in light of the relative rights, preferences and privileges of those securities;
- the Company's results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- the Company's stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by the Company that were conducted in the market.

Company

Tyme Commerce, Inc.

- Delaware Corporation
- Organized December 2017
- 2 employees

627 Sleeper Ave
Mountain View CA 94040

https://tyme.ai

Business Description

Refer to the Tyme profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Tyme is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/tyme/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*